

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2019

Scott R. Humphrey
Chief Financial Officer
Ciner Resources LP
Five Concourse Parkway
Suite 2500
Atlanta, GA 30328

> **Re: Ciner Resources LP**
> **Form 10-K for Year Ended December 31, 2017**
> **Filed March 9, 2018**
> **File No. 001-36062**

Dear Mr. Humphrey:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Beverages, Apparel and Mining